Filed by Pacific Oak Strategic Opportunity REIT, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities

Exchange Act of 1934 , as amended

Subject Company: Pacific Oak Strategic Opportunity REIT II, Inc.

Commission File No.: 000-55424

The following Q&A is being sent to stockholders and/or financial advisors of stockholders of Pacific Oak Strategic Opportunity REIT II, Inc., through telephonic delivery

Hello, my name is Jeff Kremin, National Sales Manager for Pacific Oak Capital Markets Group. This message is in regard to the Pacific Oak Strategic Opportunity REIT II proxy information that was recently mailed to you. This information provides the details of the proposed merger of Pacific Oak Strategic Opportunity REIT II into a subsidiary of Pacific Oak Strategic Opportunity REIT. In order to answer some questions regarding the proposal, I am joined today by Keith Hall, the Chief Executive Officer of Pacific Oak Strategic Opportunity REIT and Pacific Oak Strategic Opportunity REIT II, which we may also refer to as SOR and SOR II, respectively.

Let’s begin with the basics:

1.	Q: Who are the parties involved and what is the basic merger proposal?

A: The parties involved are SOR and SOR II. The proposal is for SOR II to be merged into a subsidiary of SOR. If the merger is approved by SOR II investors and the other closing conditions are satisfied, they will receive shares of SOR in exchange for their SOR II shares.

2.	Q: If the merger is approved, how many SOR shares will SOR II stockholders receive for each SOR II share?

A: If the merger is approved, then each SOR II share will be converted into the right to receive 0.9643 SOR shares. This exchange ratio was determined based on a thorough review of the relative valuation of each company by their respective boards and financial advisors.

3.	Q: Where can I get additional information, including about potential benefits and tax implications?

A: You should have recently received a joint proxy statement/prospectus with information about SOR and the proposed merger. You can also go to http://www.pacificoakcmg.com/offering/reit-ii to review this information.

4.	Q: Does the Board of Directors recommend the merger to the SOR II stockholders?

A: Yes, the SOR II Board of Directors unanimously recommends the approval of the merger.

5.	Q: Did any third parties give advice to the Board of Directors as to the appropriateness of the conversion ratio of SOR II shares to SOR shares?

A: Yes, the Boards of each REIT formed special committees of independent directors to evaluate and negotiate the merger. Each special committee engaged its own financial advisor with respect to the proposed merger. Houlihan Lokey was the financial advisor for SOR and Sun Trust Robinson Humphrey was used by SOR II.

6.	Q: What vote is required to approve the merger?

A: Holders of at least a majority of SOR II shares are required to approve the merger.

7.	Q: When is the merger expected to close?

A: Assuming favorable voting results, we anticipate the merger closing in early October 2020.

8.	Q: How do I cast my vote?

A: You can go to www.proxydocs.com/pacoak, call 844-926-2211 or mail in your ballot.

Keith, thank you very much. I believe this covers many topics that would interest stockholders. As a final reminder, to cast your vote, please reference your control number in the proxy materials that were mailed to you. Using this control number you may cast your vote by visiting www.proxydocs.com/pacoak; by calling toll free at 844-926-2211 to speak with a live representative; or by mailing in the ballot. Again, I want to thank you for your time.

NO OFFER OR SOLICITATION: This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION: In connection with the proposed transaction, Pacific Oak Strategic Opportunity REIT, Inc. (“SOR”) filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which has been declared effective by the SEC. The registration statement contains a proxy statement of Pacific Oak Strategic Opportunity REIT II, Inc. (“SOR II”) and also constitutes a prospectus for SOR. The proxy statement/prospectus has been mailed to SOR II’s stockholders. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED BY SOR AND SOR II, AS APPLICABLE, IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT SOR, SOR II AND THE PROPOSED MERGER. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY. Investors can obtain these materials and other documents filed with the SEC free of charge at the SEC’s website (www.sec.gov). In addition, these materials are available free of charge by accessing SOR’s website (http://www.pacificoakcmg.com/offering/reit-i) or SOR II’s website (http://www.pacificoakcmg.com/offering/reit-ii).

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